U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

2007 AUG -3 A 5:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of June 30,2007 and 2006 for U.S. COMMERCIAL CORP., S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

07025690

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

8/3

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

RECEIVED 2007 AUG -3 A 5

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	4,711,243	100	13,937,270	100
s02	CURRENT ASSETS	3,584,405	76	6,679,619	48
s03	CASH AND SHORT-TERM INVESTMENTS	345,850	7	517,620	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	215,852	5	275,974	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	35,192	1	93,477	1
s06	INVENTORIES	2,679,792	57	5,660,832	41
s07	OTHER CURRENT ASSETS	307,719	7	131,716	1
s08	LONG-TERM	14,314	0	13,384	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	14,314	0	13,384	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	734,788	16	2,147,468	15
s13	LAND AND BUILDINGS	522,770	11	1,502,634	11
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	2,189,664	46	3,857,606	28
s16	ACCUMULATED DEPRECIATION	1,985,093	42	3,260,230	23
s17	CONSTRUCTION IN PROGRESS	7,447	0	47,458	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	363,884	8	5,032,136	36
s19	OTHER ASSETS	13,852	0	64,663	0
s20	TOTAL LIABILITIES	8,445,181	100	10,807,685	100
s21	CURRENT LIABILITIES	7,673,078	91	5,062,295	47
s22	SUPPLIERS	965,031	11	2,160,560	20
s23	BANK LOANS	4,026,331	48	641,255	6
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	72,755	1	13,772	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,608,961	31	2,246,708	21
s27	LONG-TERM LIABILITIES	618,859	7	5,662,550	52
s28	BANK LOANS	555,927	7	5,460,075	51
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	62,932	1	202,475	2
s31	DEFERRED LIABILITIES	153,244	2	82,840	1
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	0	0	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	(3,733,938)	100	3,129,585	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	(3,733,938)	100	3,129,585	100
s36	CONTRIBUTED CAPITAL	10,755,648	(288)	5,909,899	189
s79	CAPITAL STOCK	7,610,000	(204)	2,764,203	88
s39	PREMIUM ON ISSUANCE OF SHARES	3,145,648	(84)	3,145,696	101
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(14,489,586)	388	(2,780,314)	(89)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(14,099,305)	378	(2,634,354)	(84)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(390,281)	10	(145,960)	(5)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	345,850	100	517,620	100
s46	CASH	315,103	91	416,048	80
s47	SHORT-TERM INVESTMENTS	30,747	9	101,572	20
s07	OTHER CURRENT ASSETS	307,719	100	131,716	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	307,719	100	131,716	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	363,884	100	5,032,136	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	4,227,341	84
s51	OTHER	363,884	100	804,795	16
s19	OTHER ASSETS	13,852	100	64,663	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	13,852	100	10,873	17
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	53,790	83
s21	CURRENT LIABILITIES	7,673,078	100	5,062,295	100
s52	FOREIGN CURRENCY LIABILITIES	7,649,306	100	5,052,279	100
s53	MEXICAN PESOS LIABILITIES	23,772	0	10,016	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,608,961	100	2,246,708	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	22,902	1	62,508	3
s68	PROVISIONS	1,470,739	56	349,875	16
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,115,320	43	1,834,325	82
s27	LONG-TERM LIABILITIES	618,859	100	5,662,550	100
s59	FOREIGN CURRENCY LIABILITIES	618,859	100	5,662,550	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	153,244	100	82,840	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	153,244	100	82,840	100
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	0	0	0	0
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	7,610,000	100	2,764,203	100
s37	CAPITAL STOCK (NOMINAL)	5,339,217	70	477,217	17
s38	RESTATEMENT OF CAPITAL STOCK	2,270,783	30	2,286,986	83

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(14,099,305)	100	(2,634,354)	100
s93	LEGAL RESERVE	24,106	0	24,106	(1)
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	750,000	(28)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(10,810,427)	77	(2,132,378)	81
s45	NET INCOME FOR THE YEAR	(3,312,984)	23	(1,276,082)	48
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(390,281)	100	(145,960)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(390,281)	100	(145,960)	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	(4,088,673)	1,617,324
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	194	384
s75	EMPLOYEES (*)	5,914	13,345
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	4,986,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 2 | YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	10,047,159	100	10,097,394	100
r02	COST OF SALES	8,523,480	85	8,635,914	86
r03	GROSS PROFIT	1,523,679	15	1,461,480	14
r04	GENERAL EXPENSES	2,388,391	24	2,402,902	24
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	(864,712)	(9)	(941,422)	(9)
r08	OTHER INCOME AND (EXPENSE), NET	(96,478)	(1)	(28,254)	0
r06	COMPREHENSIVE FINANCING RESULT	104,477	1	112,746	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	(856,713)	(9)	(856,930)	(8)
r10	INCOME TAXES	104,029	1	52,426	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(960,742)	(10)	(909,356)	(9)
r14	DISCONTINUED OPERATIONS	(2,352,242)	(23)	(366,726)	(4)
r18	NET CONSOLIDATED INCOME	(3,312,984)	(33)	(1,276,082)	(13)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(3,312,984)	(33)	(1,276,082)	(13)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 2 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	10,047,159	100	10,097,394	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	10,047,159	100	10,097,394	100
r23	TRANSLATED INTO DOLLARS (***)	930,930	9	935,585	9
r08	OTHER INCOME AND (EXPENSE), NET	(96,478)	100	(28,254)	100
r49	OTHER INCOME AND (EXPENSE), NET	(96,478)	100	(28,254)	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	104,477	100	112,746	100
r24	INTEREST EXPENSE	277,714	266	221,723	197
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	3,633	3	11,824	10
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	72	0	15,605	14
r28	RESULT FROM MONETARY POSITION	378,486	362	307,040	272
r10	INCOME TAXES	104,029	100	52,426	100
r32	INCOME TAX	107,091	103	53,954	103
r33	DEFERRED INCOME TAX	(3,062)	(3)	(1,528)	(3)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 2 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	10,047,160	10,097,395
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	21,035,852	22,269,321
r39	OPERATING INCOME (**)	(3,358,931)	(982,278)
r40	NET INCOME OF MAJORITY INTEREST (**)	(11,464,951)	(3,339,604)
r41	NET CONSOLIDATED INCOME (**)	(11,464,951)	(3,339,604)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	103,095	158,028

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	4,523,442	100	4,397,951	100
rt02	COST OF SALES	3,834,806	85	4,181,687	95
rt03	GROSS PROFIT	688,636	15	216,264	5
rt04	GENERAL EXPENSES	1,082,489	24	1,149,261	26
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	(393,853)	(9)	(932,997)	(21)
rt08	OTHER INCOME AND (EXPENSE), NET	(30,207)	(1)	(20,476)	0
rt06	COMPREHENSIVE FINANCING RESULT	50,661	1	76,315	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	(373,399)	(8)	(877,158)	(20)
rt10	INCOME TAXES	75,755	2	18,091	0
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	(449,154)	(10)	(895,249)	(20)
rt14	DISCONTINUED OPERATIONS	(693,290)	(15)	(266,995)	(6)
rt18	NET CONSOLIDATED INCOME	(1,142,444)	(25)	(1,162,244)	(26)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(1,142,444)	(25)	(1,162,244)	(26)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 2 | YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	4,523,442	100	4,397,951	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	4,523,442	100	4,397,951	100
rt23	TRANSLATED INTO DOLLARS (***)	419,124	9	407,497	9
rt08	OTHER INCOME AND (EXPENSE), NET	(30,207)	100	(20,476)	100
rt49	OTHER INCOME AND(EXPENSE), NET	(30,207)	100	(20,476)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	50,661	100	76,315	100
rt24	INTEREST EXPENSE	101,025	199	117,792	154
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	1,524	3	4,688	6
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(1,398)	(3)	3,866	5
rt28	RESULT FROM MONETARY POSITION	151,560	299	185,553	243
rt10	INCOME TAXES	75,755	100	18,091	100
rt32	INCOME TAX	13,393	18	19,155	106
rt33	DEFERRED INCOME TAX	62,362	82	(1,064)	(6)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	47,341	78,430

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 2 | YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	(3,312,984)	(1,276,082)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,537,640	236,126
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(775,344)	(1,039,956)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(809,069)	(992,404)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(1,584,413)	(2,032,360)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(3,123,907)	1,526,623
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	4,845,974	0
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,722,067	1,526,623
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(72,257)	(134,271)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	65,397	(640,008)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	280,453	1,157,628
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	345,850	517,620

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,537,640	236,126
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	103,095	158,028
c41	+ (-) OTHER ITEMS	2,434,545	78,098
c04	RESOURCES PROVIDED OR USED IN OPERATION	(809,069)	(992,404)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	420,484	24,864
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	2,981,251	1,071,536
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(685,377)	85,408
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,779,329)	(1,629,069)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,746,098)	(545,143)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(3,123,907)	1,526,623
c23	+ BANK FINANCING	0	1,657,156
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(144,275)	(130,533)
c27	(-) BANK FINANCING AMORTIZATION	(2,979,632)	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	4,845,974	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	4,845,974	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(72,257)	(134,271)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(72,548)	(134,271)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	291	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	(5.72)		$	(2.68)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	(3.89)		$	(1.11)	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	(1.82)		$	(1.57)	
d08	CARRYNG VALUE PER SHARE	$	(0.75)		$	2.51	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		(1.64)	times		0.93	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(0.22)	times		(0.87)	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 2 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(32.97)	%	(12.63)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	307.04	%	(106.71)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(243.35)	%	(23.96)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(11.42)	%	(24.06)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	4.46	times	1.59	times
p07	NET SALES TO FIXED ASSETS (**)	28.62	times	10.37	times
p08	INVENTORIES TURNOVER (**)	6.61	times	3.20	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3.36	days	4.27	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.71	%	7.27	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	179.25	%	77.54	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	(2.26)	times	3.45	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.90	%	99.14	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	84.22	%	263.68	%
p15	OPERATING INCOME TO INTEREST PAID	(3.11)	times	(4.24)	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.49	times	2.06	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.46	times	1.31	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.11	times	0.20	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.42	times	0.61	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.50	%	10.22	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(7.71)	%	(10.29)	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(8.05)	%	(9.82)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(5.70)	times	(9.16)	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(181.40)	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	281.40	%	0.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.40	%	100.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN USCOM
US COMMERCIAL CORP, S.A. DE C.V.

TRIMESTRE 2 AÑO 2007

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B-1	0.0000	3	4,986,606,003	0	4,986,606,003	0	5,339,217	0
TOTAL			4,986,606,003	0	4,986,606,003	0	5,339,217	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 4,986,606,003

OBSERVACIONES

END